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H2EG
Affordable
Sustainable
Renewable
The Future of Hydrogen Power

H2EG aims to revolutionize energy with the production of low cost ZERO emissions **GREEN HYDROGEN**

REASONS TO INVEST | OVERVIEW | OPPORTUNITY | PROBLEM | SOLUTION | MANAGEMENT

REASONS TO INVEST

much lower cost, clean solution [1]

1/4 THE COST. H2EG expects to produce **GREEN HYDROGEN** at:

- approximately 25% of the cost of renewable Hydrogen, and
- in-line with the cost of DIRTY HYDROGEN from fossil fuels

HUGE MARKET. Global **GREEN HYDROGEN** market was $1.83 billion in 2021, and is projected to climb to $89 billion in 2030E, and near $11 trillion by 2050E

ZERO EMISSIONS. H2EG's proprietary technology uses proven ZERO emissions production process <u>VERSUS</u> 95% of Hydrogen today is DIRTY and produced from carbon-based fossil fuels

GREAT MANAGEMENT TEAM. Industry leaders from energy, power, and technologies companies

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$185,210

TOTAL RAISED

25	**$25 Million**
INVESTORS	VALUATION
$24.66	**$246.66**
PRICE PER SHARE	MIN. INVESTMENT
Class B Common	**Equity**
SHARES OFFERED	OFFERING TYPE
$5 Million	**Reg CF**
OFFERING MAX	OFFERING

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Note: Includes all amounts raised in this $5 million Regulation CF round, which includes our prior offering (closed on April 29, 2022) that raised $185,210.

verified by crowdcheck H2 Energy Group, Inc. Issued January 20, 2022	CrowdCheckLaw LLP delivers due diligence, disclosure and compliance services for online capital formation. The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state or jurisdiction, and meets the legal requirements to seek investment through an online securities offering. The Verified Check does not constitute an investment recommendation or advice of any kind.

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WHY GREEN HYDROGEN? [1]



H2EG

CHAT!

Why Hydrogen?

- Hydrogen is super-versatile energy carrier – with a diverse range of applications in a wide range of industries – expected key decarbonizing player by replacing fossil fuels used for power generation, transportation, manufacturing, and many others
- Hydrogen emits water when burned as a fuel, unlike fossil fuels which emit climate-warming Green House Gases (GHG)
- majority (about 95%) of Hydrogen is produced from DIRTY fossil fuels in oil refineries – but are relatively cheap
- current alternative renewable Hydrogen (about 5%) is produced from water using CLEAN solar or wind-powered electrolysis processes – but are relatively inefficient, discontinuous, and expensive

Why H2EG GREEN HYDROGEN?

- H2EG proprietary High-Yield Fast Pyrolysis System uses woody biomass which is expected to produce **GREEN HYDROGEN** at about 25% of the cost of alternative renewable Hydrogen and is cost-competitive with low-cost DIRTY HYDROGEN from carbon-based fossil fuels
- it's simple..... H2EG believes its proprietary process will produce **GREEN HYDROGEN** which is 100% renewable and sustainable/continuous, efficient, and amongst the lowest cost worldwide

WHY H2EG? [2]

the economic and clear choice

H2EG vs. Renewable Hydrogen

- both **GREEN** however, H2EG expects to be about 25% lower than the cost of renewable Hydrogen

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H2EG vs. DIRTY HYDROGEN

- H2EG expects to be in-line with the cost of DIRTY HYDROGEN but H2EG has ZERO emissions

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CHAT!



Energy Source
Production Costs
Biomass
H2EG GREEN HYDROGEN
$1.50 - $2.00 / kg
Solar / Wind
Renewable Hydrogen
$6.00 - $11.00 / kg
Fossil Fuels (Natural Gas, Oil and Coal)
DIRTY HYDROGEN
$2.00 - $5.00 / kg

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Huge Emerging Global Market [3]

Global Hydrogen projects are expected to near $11 trillion by 2050E with $2.5 trillion in annual GREEN HYDROGEN sales



Overview [4]



H2 Energy Group Inc. ("H2EG") is planning the construction of a 10,000 kilogram (kg) per day renewable Hydrogen production facility and the installation of five Hydrogen refueling stations along the I-5 highway from California to Washington.

H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen-rich syngas – management believes that H2EG's technology will achieve

- cost comparable with current DIRTY HYDROGEN technologies
- about 25% of the cost of renewable (solar or wind) Hydrogen
- high-purity GREEN HYDROGEN – up to 99.999%
- oxygen-free decomposition – no combustion
- environmentally friendly – ZERO emissions with small footprint



H2EG

Renewable Fuel of the Future
Affordable Green Hydrogen


Busses


Planes


Heavy Trucks


Automobiles


Trains

Commercial, Industrial,
and Data Centers

Green Hydrogen vs. Diesel
Carbon Emissions Comparison

Per One Truck	Green Hydrogen	Diesel
CO2/mile (pounds)	0.0	4.4
CO2/day (pounds)	0.0	2,649.0
CO2/year (pounds)	0.0	794,702.0
CO2/year (tons)	0.0	397.4

H2EG.com

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Proven GREEN HYDROGEN Technology



Proven High-Yield Fast Pyrolysis technology component – proprietary application to Hydrogen-related processes



Our Vision
H2EG
A Sustainable Green Hydrogen Economy
Biomass
Sustainable and Renewable
H2EG's High-Yield Fast Pyrolysis
Home Heating
Long haul pipeline
Industrial Clients
Regional pipeline or truck transport
Hydrogen Fueling Stations
Shipping and Rail
Salt Dome Storage Cavern
Converted Coal or Natural Gas Power Plant
Electricity Grid

Go-To-Market [5,6]



MILESTONE: 2020-21 (COMPLETED)

International – agreements

- Australia – Neutralysis (Ambassador License)
- Canada – NuWave Hydrogen, Inc (Joint Venture Agreement)
- Ireland – H2H Alternative Energy Solutions (Joint Venture Agreement)
- Puerto Rico – World NRG, Inc (Joint Venture Agreement)
- Scotland – Hydrogen Enterprise Academy (Ambassador License)

MILESTONE: 1H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- land site – long-term lease or purchase
- EPC – detailed engineering design
- permitting complete – zoning, air
- begin construction

U.S. Hydrogen refueling station

- market agreements
- permitting complete – Hydrogen refueling
- installation design

Neutralysis





MILESTONE: 2H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- start-up / ramp up to partial capacity

First sales to U.S. wholesale industrial customers and Hydrogen refueling station retailers

- industrial customers – general market wholesalers for **GREEN HYDROGEN** at a competitive price to DIRTY HYDROGEN
- refueling stations – Hydrogen retailers

H2EG GREEN HYDROGEN	2022E U.S. PRICING ($/kg) FOB Delivery Fall 2022E	VOLUME (kg/day) 5-year Take-or-Pay
	$6.0	5,000
	$5.0	7,500
	$4.0	10,000
	$3.0	15,000

MILESTONE: 1H23E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- operational at full capacity of 10,000 kg per day

International – agreements

- **GREEN** electricity production to mine cryptocurrencies and other applications

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MILESTONE: 2H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- start-up / ramp up to partial capacity

First sales to U.S. wholesale industrial customers and Hydrogen refueling station retailers

- industrial customers – general market wholesalers for **GREEN HYDROGEN** at a competitive price to DIRTY HYDROGEN
- refueling stations – Hydrogen retailers

H2EG GREEN HYDROGEN	2022E U.S. PRICING ($/kg) FOB Delivery Fall 2022E	VOLUME (kg/day) 5-year Take-or-Pay
	$6.0	5,000
	$5.0	7,500
	$4.0	10,000
	$3.0	15,000

MILESTONE: 1H23E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- operational at full capacity of 10,000 kg per day

International – agreements

- **GREEN** electricity production to mine cryptocurrencies and other applications

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Opportunity



Climate change strategies and regulations support Hydrogen as an environmentally-friendly transformation technology

- industrial, energy and chemical manufacturers are incorporating climate change risk and the cost of carbon into their business strategies
- U.K.'s Northwest Hydrogen Alliance projects that net ZERO emissions is impossible without renewable Hydrogen

Renewable Hydrogen is a carbon-free alternative fuel – ZERO emissions

- one kilogram of Hydrogen is roughly equivalent to one gallon of gasoline, but delivers twice the vehicle mileage
- 100% sustainable – ZERO emissions
- "on-the-cusp" of rapid adoption worldwide

Huge Emerging Global Market – Hydrogen [3]



Global Hydrogen projects are expected to near $11 trillion by 2050E with $2.5 trillion in annual GREEN HYDROGEN sales

Due to its relatively low-cost of production, almost all Hydrogen is derived from carbon-based fossil fuels which are contributing to GHG emissions

About 95% of Hydrogen is produced via steam methane reforming of natural gas

- for every kg of Hydrogen produced, at least nine kg of CO_2 is produced

Current alternative renewable Hydrogen production methods primarily use electrolysis – which has relatively high operating and capital costs

- wind- and solar-derived Hydrogen electrolysis – inefficient, discontinuous, and relatively expensive



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Wide Range of Applications – Hydrogen



Energy and power

- cement production
- electric power plants
- fuel cells – residential and commercial
- oil refining
- natural gas blending with renewable Hydrogen
- petrochemicals – fertilizer and ammonia
- rocket fuels
- steel production
- green electricity production to mine cryptocurrencies

Transportation – fuel cell vehicles

- airplanes
- buses
- forklifts
- heavy equipment
- ships and tankers
- trains
- trucks









PROBLEM –
Carbon-Based Fuels Contribute to GHG Emissions [7]



About 95% of Hydrogen produced today is derived from carbon-based fossil fuels

- renewable Hydrogen is considered a long-term replacement for natural gas
- in the interim, small amounts (10% to 20%) of renewable Hydrogen is being blended into existing natural gas pipelines

U.S. transportation accounts for approximately 70% of the country's oil consumption and approximately 28% of its GHG emissions

- climate change initiatives provide support for increased use of Hydrogen in transportation and other industries

Worldwide truck fleets under immense pressure to cut emissions and costs

- large diesel trucks contribute to high emissions and noise
- adoption of truck electrification systems is escalating to cut GHG and NOx emissions
- worldwide electric trucks market is projected to climb from 69,597 units in 2021 to 1,413,694 units by 2030E



Solution/Strategy [8,9]





H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen rich syngas – bringing affordable GREEN HYDROGEN to the world!

Low-cost production of **GREEN HYDROGEN** – management believes that H2EG's technology will achieve

- cost comparable with current DIRTY HYDROGEN
- about 25% of the cost of current renewable (solar or wind) Hydrogen

Competing renewable Hydrogen technologies expect they will only be cost competitive with DIRTY HYDROGEN by 2030E

H2EG High-Yield Fast Pyrolysis technology

- trade secrets (Delaware Uniform Trade Secret Act)
- based on proven and reliable components
    - High-Yield Fast Pyrolysis – commercial use in three U.S. plants since 2014
    - Water Gas Shift (WGS) and Pressure Swing Adsorption (PSA) – well-established industrial processes

Business development partners

- Adelante Consulting – environmental engineering





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H2EG GREEN HYDROGEN –
Planned Newbuild Commercial-Scale Facility [8]

- Location – Northern California, near the I-5 highway
- Technology – H2EG proprietary application of proven High Yield Fast Pyrolysis
- Modular and scalable
- Initial throughput capacity – 10,000 kg per day
- Feedstocks – woody biomass is preferred, but other high BTU content feedstocks may be used
- Products – Hydrogen-rich syngas; solids (biochar – used to improve soil quality); and liquid (pyroligneous acid – used in agriculture)
- Land – location in-process
- Permits – zoning and air
- Engineering, procurement and construction (EPC) – contract in-place
- Off-takers – general market wholesale for **GREEN HYDROGEN** at competitive price to DIRTY HYDROGEN

H2EG GREEN HYDROGEN –
Planned Installation of Retail Refueling Stations



Planned location – existing truck stops (approximately 300 miles apart) along the I-5 highway from San Diego to Seattle

- defined by travel routes of fuel cell electric trucks (effective range of about 400 miles)
- production facility will operate as one refueling station
- approximate locations include Firebaugh, CA and Carlsbad, CA to the South – Eugene, OR and Everett, WA to the North

Equipment – storage and dispensing

Permits – Hydrogen refueling

Customers – Hydrogen retailers (market agreements in-process)

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H2EG GREEN HYDROGEN – Proprietary Technology [8]



H2EG plans to utilize its proprietary application of proven High-Yield Fast Pyrolysis technology to produce low-cost Hydrogen-rich syngas

Pyrolysis is a high temperature process which decomposes in oxygen-free environment to decompose carbon-based materials to into synthetic gas (syngas)

- oxygen-free decomposition – no combustion

Feedstock

- woody biomass – preferred
- other high BTU content feedstocks may be used (more than 120 biomass types tested)

Products

- Hydrogen-rich syngas – to industrial customers and/or retail refueling stations
- solid biochar – improves soil quality
- charcoal water – used in agriculture and to enrich soils

Key factors which influence the consistency and quality of production

- feedstock composition
- humidity
- particle size and physical structure
- residence time
- temperature







H2EG GREEN HYDROGEN – Proprietary Process Flow [10]

H2EG High Yield Fast Pyrolysis System
BIOMASS
Biomass Process
Biomass Sort
H2 Fast Pyrolysis
H2Syngas Cleanup
40% H2
40% CO
10% CH4
10% CO2
96% H2Syngas
4% Biochar
Biochar Removal
BIOCHAR
H2 Post Process

STEP 1 – woody biomass feedstock is processed via a Chipper and Screened to a size of approximately 2 millimeters

STEP 2 – transferred to biomass distribution system to feed modular High-Yield Fast Pyrolysis reactor tubes (approximately 16 feet long, arranged sequentially)

- biomass enters twin Auger System inside the reactor tubes
- biomass is moved through the tubes at specified temperature and residence time
- output
  - Hydrogen-rich syngas – 40% H2; 40% CO; 10% CO2; 10% CH4 (volume %)
  - solids – biochar
  - liquid – charcoal water

STEP 3 – Hydrogen-rich syngas output is then processed through a WGS multi-stage, fixed-bed reactor unit to concentrate the Hydrogen to around 85%

STEP 4 – Hydrogen-rich syngas is then filtered through a PSA fixed-bed gas purification unit to concentrate the **GREEN HYDROGEN** to a purity of around 99.999%

STEP 5 – **GREEN HYDROGEN** is distributed to industrial customers or to refueling stations

- H2EG Hydrogen production plant will be located adjacent to industrial customer facility
- H2EG local facility to refueling station owner – FOB by customer

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High-Yield Fast Pyrolysis Technology – Existing and Planned Facilities



There are at least four known facilities currently using the High-Yield Fast Pyrolysis Technology

H2EG planned facility in California will be the latest relying on this Technology

Going forward, H2EG plans to build additional facilities using this Technology across the U.S. and Internationally

PROJECT	YEAR	LOCATION	OWNER / OPERATOR	CAPACITY	DESCRIPTION
1	2010	U.S.	Confidential (third-party)	Laboratory-scale	Research and development at university – biotests
2	2014	U.S.	Confidential (third-party)	1 MegaWatt (continuous)	Commercial – renewable energy
3	2015	U.S.	Confidential (third-party)	7.2 million gallons per year	Commercial – renewable diesel
4	2018	U.S.	Confidential (third-party)	Confidential	Commercial – biochar
5	2022E	U.S. – CA	H2EG	5,000 Tonnes per year	Commercial (planned) – renewable hydrogen

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CHAT!

Management



Christopher L. Headrick – Founder, Executive Chairman, and Chief Technology Officer

Over 40 years of executive management and business development expertise beginning with commercial real estate businesses across North America for major international firms including Pepsico, MorCo and General Mills. Over 15 years of research and exploration related to Hydrogen markets. Founded H2 Energy Group in 2016. Since 2015, Founder and Principal of Christopher L. Headrick LLC, a private energy consultancy specializing in new market developments, mergers and acquisitions. Began rolling up oil, gas and coal leases and packaging them for resale. Founded and served as President and CEO for Americas Energy Company – expanded from a private to a publicly traded company with oil, gas and coal operations in Kentucky and Tennessee. Prior CEO for Wyoming Energy Corporation. Previously served as Senior Advisor Mergers and Acquisitions for Miller Energy Resources focused on developing new opportunities in Alaska. BA in Political Science, University of Tennessee (Knoxville).



James W. McGinley – Chief Executive Officer, President, and Director

Over 30 years as a proven executive and entrepreneur in renewable energy, energy efficiency, fiber optics, electronic components, and advanced materials industries with 27 issued patents. Expertise in synergistically developing management teams, growth strategies, sales organizations, manufacturing operations, strategic partnerships and world-class research and development teams. Joined H2 Energy Group in 2020. Since 2020, registered broker for CIG Capital, a project finance company. Since 2017, Vice President and advisor for MarketShareIQ; developed financings for large scale biofuels projects. Since 2005, Founder and President of VoltStar Technologies Inc; commercialized energy efficiency products. Past Executive Vice President at Methode Electronics; successfully launched two business units from inception and developed them into multi-million revenue and profit contributors. Previously held executive positions with Stratos Lightwave, and Indigo Solar. BA from The Evergreen State College.



Neil L. Goulden, Esq – Chief Administrative Officer, Treasurer, Secretary, and Director

Over 34 years of executive management and entrepreneurship focused on legal, operational, restructuring, asset management and financial services. Joined H2 Energy Group in 2020. From 2014 to 2021, Founder and co-Owner of Water Integrated Treatment Systems, LLC (WITS) which was successfully sold in April 2021. Since 2009, Founder, Owner and Senior Managing Director of Structuring and Restructuring Advisory Partners, LLC (SARA) focused on the restructuring and turnaround management of under-performing portfolio companies. Co-Founder of Greenline Environmental Solutions, LLC – focused on industrial cleaning and water transportation. Founded Almeric Capital Partners – a hedge fund that originated and purchased performing/non-performing debt and equity. Prior Managing Director and Head of Restructuring Finance at Société General; senior positions at General Electric Credit Corporation including Midwest Director of the National Restructuring Group. Past Senior Vice President of the workout group (PMO) at Heller Financial, and previously served as Chief Workout Counsel and Chief Litigation Counsel. Previously, in private international law practice at Katten, Muchin & Zavis (n/k/a Katten Muchin Roseman LLP), specializing in bankruptcy litigation, reorganization, workouts, secured lending and creditors' rights. Former Adjust Professor (bankruptcy law) for the LLM Program at The John Marshall Law School. JD from Case Western Reserve University – School of Law. BA from Emory University – Goizueta School of Business.






Paul J. Powers – Chief Development Officer and Director

Over 37 years of experience providing innovative financial services to clients. Joined H2 Energy Group in 2020. Founder and Principal at P. Powers Consulting, LLC – focused on providing guidance for strategic initiatives, investments, and insurance for domestic and international clients including hedge funds, corporate entities, family offices and high net worth individuals. Since 2011, Founder and President of Powers Insurance Partners, LLC – a niche insurance brokerage securing unique policies for clients to reduce risk and liability. Previously, Senior Vice President at Advantage Futures, MF Global, Prudential Finance, RBS Greenwich Capital and Executive Vice President at Dean Witter Reynolds. Served on several boards in addition to Lombard Public Facilities Convention and Hotel. Undergraduate work at the University of Wyoming and the College of DuPage.

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FOOTNOTES:

Why GREEN Hydrogen?

(1) Based on internal estimates using independent third-party research
(a) https://www.iea.org/reports/global-hydrogen-review-2021
(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html
(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html
(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html
(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost
(f) Goldman Sachs – Green Hydrogen The next transformational driver of the Utilities industry – 201103
(g) https://www.cnbc.com/2022/02/23/hydrogen-generation-could-become-1-trillion-market-goldman-sachs.html

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H2EG is the economic and clear choice

(2) Based on internal estimates using independent third-party research
(a) https://www.iea.org/reports/global-hydrogen-review-2021
(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html
(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html
(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html
(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

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Huge Emerging Global Market

(3) Based on independent third-party research
(a) Regarding 2020, 2021 and 2030E: https://www.globenewswire.com/news-release/2022/01/11/2364715/0/en/Green-Hydrogen-Market-Size-to-Surpass-US-89-18-Bn-by-2030.html
(b) https://www.tdworld.com/renewables/article/21156683/black-veatch-green-hydrogen-a-rising-star
(c) Regarding 2050E: Goldman Sachs – Green Hydrogen The next transformational driver of the Utilities industry – 201103

Overview

(4) Based on internal estimates using independent third-party research
(a) https://www.indianapilaw.com/how-much-does-semi-truck-weigh/#:~:text=August%2031%2C%202020%20%2F%20Truck%20Accidents&text=A%20fully%20loaded%20tractor%20trailer,length%20of%20two%20football%20fields.
b) https://www.caranddriver.com/news/a15346281/long-haul-epa-sets-2027-efficiency-standards-for-trucks-and-big-rigs/
c) https://www.kcra.com/article/truck-drivers-hurt-by-the-rising-cost-of-diesel-sac-state-professor-explains-the-ripple-effects/39376905#
d) https://business.edf.org/insights/green-freight-math-how-to-calculate-emissions-for-a-truck-move/#:~:text=The%20average%20freight%20truck%20in,of%203%2C236%2C000%20grams%20of%20CO2.
e) https://storage.googleapis.com/scsc/Green%20Freight/EDF-Green-Freight-Handbook.pdf

Go-To-Market

(5) Assuming the initial Reg CF capital raise is completed

(6) 2022E U.S. FOB pricing based on internal estimates

PROBLEM – Carbon-Based Fuels Contribute to GHG Emissions
(7) Based on independent third-party research
(a) https://www.nrel.gov/research/transportation.html
(b) https://business.ca.gov/
(c) https://en.wikipedia.org/wiki/Hydrogen_production
(d) https://www.h2stationmap.com/content/fuel-cell-electric-trucks-vision-freight-movement-california-and-beyond
(e) https://www.smart-energy.com/industry-sectors/electric-vehicles/us-electrification-of-transportation-sector-nears-tipping-point/
(f) https://www.energy.ca.gov/solicitations/2019-12/gfo-19-602-hydrogen-refueling-infrastructure
(g) https://www.h2-view.com/story/california-driving-the-hydrogen-highway-of-the-future/
(h) https://hydrogencouncil.com/en/study-hydrogen-scaling-up/

Solution/Strategy

(8) Images contained in these offering materials are for illustrative purposes only; the actual facilities and equipment when built may vary

(9) Based on internal estimates using independent third-party research
(a) https://www.iea.org/reports/global-hydrogen-review-2021
(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html
(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html
(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html
(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

Proprietary Process – Steps

(10) Third-party engineering firm is conducting an independent evaluation of the H2EG proprietary renewable Hydrogen process

OFFERING SUMMARY

COMPANY:	H2 Energy Group, Inc.
CORPORATE ADDRESS:	1774 Derby Downs Drive, Friendsville, TN 37737
OFFERING MINIMUM:	$25,005
OFFERING MAXIMUM:	$5,000,000
MINIMUM INVESTMENT AMOUNT (PER INVESTOR):	$246.66

TERMS

OFFERING TYPE:	Equity
SECURITY NAME:	Class B Non-Voting Common Stock
MINIMUM NUMBER OF SHARES OFFERED:	1,014
MAXIMUM NUMBER OF SHARES OFFERED:	202,757
PRICE PER SHARE:	$24.66
PRE-MONEY VALUATION:	$25,000,000

<u>Use of Proceeds May Change Materially</u>

Any information provided regarding the use of proceeds is an estimated forecast only. The Company might incur uses of proceeds that differ materially from any use of proceeds information provided to prospective investors, including salary or other compensation to current owners, founders, senior management, or their friends or relatives.

OFFERING DETAILS (LINK)	EDGAR Filing Documents for 0001644600-22-000004 (sec.gov)
FORM C FILING (LINK)	https://www.sec.gov/Archives/edgar/data/1901902/000164460022000004/H2OMandFinancialsJan20v1.pdf

The investor should read the Form C, Offering Memorandum, and the Risks section before investing in this transaction.

RISKS

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

COMMENTS_____

IMPORTANT MESSAGE

REG CF INVESTMENTS, AND ALL EQUITY CROWDFUNDING INVESTMENTS, ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

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All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement, LLC does not provide any investment advice or recommendations, and does not provide any legal or tax advice with respect to any securities. Castle Placement, LLC does not verify the adequacy, accuracy or completeness of any information.

Neither Castle Placement, LLC nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures contained herein.

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2 COMMENTS



Tumbur
2 weeks ago

If I would like to participate in this round , please let me know

Tumbur

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Blanchard Basilwa
2 weeks ago

This is the investment's future

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About us

Castle Placement raises capital and finds loans for middle market companies

Headquartered in New York City, with offices in Boston, Dallas, Detroit, Houston, Los Angeles, Miami, and Washington DC

Broker-dealer; member of FINRA/SIPC

$1 million to $1 billion in all industries/geographies

Artificial intelligence/machine learning accurately matches investors with companies

CPGO - proprietary app connects companies with investors in real time

Robust, data-driven, deal flow technology facilitates information flow, negotiations, documentation, and closing

Forward Looking Statements

Information available to investors may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which do not relate strictly to historical or current facts

Forward-looking statements often include words such as "will," "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance in connection with discussions of future operating or financial performance

Forward-looking statements often regarding the adequacy of funding to meet future needs, expected future revenue and expenses, the market for goods or services, or other similar matters

Forward-looking statements are based on management's current expectations and assumptions regarding the company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results

Forward-looking statements, as with any projection or forecast, are inherently susceptible to error, uncertainty, and changes in circumstances

Actual results may vary materially from those expressed or implied in forward-looking statements due to economic, strategic, political and social conditions, government regulation, errors in estimates such as in the expected

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Contact us

Castle Placement provides three ways to raise funding from investors globally and in the US (all 50 states, Puerto Rico, and Washington DC) under federal and state laws and regulations:

-- Regulation Crowdfunding; $5 million per year; light disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted

-- Regulation D Rule 506(c); amount raised is unlimited; light disclosure required after closing; only accredited investors (high-net worth individuals and institutions) can invest; general solicitation/advertising permitted

Equity Crowdfunding Investment Risks:

Castle Placement does not make recommendations of securities to investors.

The company issuing securities is Castle Placement's client.

If you are an investor, you are not a customer or client of Castle Placement.

Your decision to invest is yours alone, with the help of your professional and legal advisors.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Additionally, investors may receive illiquid and/or

Experienced investment bankers: extensive relationships and structuring experience

World-class team of professionals from top-tier global investment banks

Over 64,500 institutional investors and 600,000 accredited investors - private equity, venture capital, strategic, family offices, pension funds, foundations, endowments, sovereign wealth funds, hedge funds, and lenders.

For more more background of the Castle Placement, LLC broker-dealer and professionals, Click Here.

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This site is operated by Castle Placement, LLC ("Castle Placement"), a registered broker-dealer and member FINRA/SIPC located at 1460 Broadway, New York, NY 10036. Castle Placement does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement is not responsible for the adequacy, accuracy or completeness of any information. Neither Castle Placement nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or

errors in estimates such as in the expected market size, expected costs of bringing a product to market, expected timelines and resources required to complete projects, and other operational and financial estimates, recent and future changes in technology, services and standards, changes in consumer behavior, plans, initiatives and strategies, and consumer acceptance thereof

In addition, actual results may vary materially from those expressed or implied in forward-looking statements due to changes in the plans, initiatives and strategies of the third parties that are necessary or important to the company's success, competitive pressures, including as a result of changes in technology, ability to deal effectively with economic slowdowns or other economic or market difficulties, increased volatility or decreased liquidity in the capital markets, including any limitation on the company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain equity, debt or bank financings on acceptable terms, failure to meet earnings expectations or comply with federal, state and foreign regulations as they related to securities offerings and exchanges, the adequacy of the startup's risk management framework, changes in U.S. GAAP or other applicable accounting policies, the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses, or a disruption or failure of the company's or its vendors' network and information systems or other technology upon which its businesses rely

-- Regulation A+; $75 million per year; significant (but less than an IPO) disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted; sometimes referred to as a "mini-IPO."

Castle Placement does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

There is no guarantee of success, and there is a potential for loss of your investment.

restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be a small part of your overall investment portfolio. Further, the start-up portion of your portfolio should include a balanced portfolio of different start-ups.

Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years), or lose their investment in its entirety, should not invest.

express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

technology upon which its businesses rely

Furthermore, actual results may vary materially from those expressed or implied in forward-looking statements due to changes in tax, federal communication and other laws and regulations, digital systems being compromised by hacking, forking and hostile take-over, changes in foreign exchange rates and in the stability and existence of foreign currencies; and other risks and uncertainties which may or may not be specifically discussed in materials provided to investors

Any forward-looking statement speaks only as of the date on which it is made – companies are under no obligation to, and generally they expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, subsequent events or otherwise

REASONS TO INVEST

much lower cost, clean solution [1]

1/4 THE COST. H2EG expects to produce **GREEN HYDROGEN** at:

- approximately 25% of the cost of renewable Hydrogen, and
- in-line with the cost of DIRTY HYDROGEN from fossil fuels

HUGE MARKET. Global **GREEN HYDROGEN** market was $1.83 billion in 2021, and is projected to climb to $89 billion in 2030E, and near $11 trillion by 2050E

ZERO EMISSIONS. H2EG's proprietary technology uses proven ZERO emissions production process VERSUS 95% of Hydrogen today is DIRTY and produced from carbon-based fossil fuels

GREAT MANAGEMENT TEAM. Industry leaders from energy, power, and technologies companies

---

$185,210
TOTAL RAISED

25	$25 Mil
INVESTORS	VALUATI

$24.66	$246.
PRICE PER SHARE	MIN. INVEST

Class B Common	Equit
SHARES OFFERED	OFFERING

$5 Million	Reg (
OFFERING MAX	OFFERIN

Invest Now

REASONS TO INVEST

much lower cost, clean solution [1]

1/4 THE COST. H2EG expects to produce **GREEN HYDROGEN** at:

- approximately 25% of the cost of renewable Hydrogen, and
- in-line with the cost of DIRTY HYDROGEN from fossil fuels

HUGE MARKET. Global **GREEN HYDROGEN** market was $1.83 billion in 2021, and is projected to climb to $89 billion in 2030E, and near $11 trillion by 2050E

ZERO EMISSIONS. H2EG's proprietary technology uses proven ZERO emissions production process VERSUS 95% of Hydrogen today is DIRTY and produced from carbon-based fossil fuels

GREAT MANAGEMENT TEAM. Industry leaders from energy, power, and technologies companies

---

$185,210
TOTAL RAISED

25	$25 Mil
INVESTORS	VALUATI

$24.66	$246.
PRICE PER SHARE	MIN. INVEST

Class B Common	Equit
SHARES OFFERED	OFFERING

$5 Million	Reg (
OFFERING MAX	OFFERIN

Invest Now